Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Apollo Endosurgery, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-215817) on Form S-8, (No. 333-218741) on Form S-8, and (No. 333-221893) on Form S-3 of Apollo Endosurgery, Inc. of our report dated March 1, 2018, with respect to the consolidated balance sheets of Apollo Endosurgery, Inc. and subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of operations and comprehensive loss, changes in redeemable preferred stock and stockholders’ equity, and cash flows for each of the years then ended, and the related notes (collectively, the “consolidated financial statements”), which report appears in the December 31, 2017 annual report on Form 10-K of Apollo Endosurgery, Inc.

/s/ KPMG LLP

Austin, Texas
March 1, 2018